Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Baozun Inc. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the ordinary shares of the Company, with par value US$0.0001 per share (the “Ordinary Shares”) to attend and vote at our forthcoming annual general meeting of shareholders of the Company (the “Annual General Meeting”) will be as of close of business on Tuesday, May 16, 2023, Hong Kong time (the “Ordinary Shares Record Date”) and the register of members of the Company will be closed from Saturday, May 13, 2023 to Tuesday, May 16, 2023 (both days inclusive). In order to be eligible to attend and vote at the Annual General Meeting, all valid documents for the transfers of Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, May 12, 2023 Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend and vote at the Annual General Meeting.

Holders of American depositary shares (the “ADSs”) issued by JP Morgan Chase Bank, N.A., as depositary of the ADSs, and representing our Class A Ordinary Shares do not have direct right to attend or vote at the Annual General Meeting under the memorandum and articles of association of the Company. Holders of ADSs as of close of business on Tuesday, May 16, 2023, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct JP Morgan Chase Bank, N.A., the holder of record of Class A Ordinary Shares represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. Upon the timely receipt of a properly completed ADS voting instruction card, JP Morgan Chase Bank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the Annual General Meeting the amount of Class A Ordinary Shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, due to the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Class A Ordinary Shares on Tuesday, May 16, 2023, New York time, such holder of ADSs will not be able to instruct JP Morgan Chase Bank, N.A., as depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the canceled ADSs as described above, and will also not be a holder of those Class A Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the Annual General Meeting.

Details including the date and location of the Annual General Meeting will be set out in our notice of Annual General Meeting to be issued and provided to holders of our Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, April 27, 2023

As of the date of this announcement, our Board comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

* for identification purposes only

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